Mail Stop 4561

May 11, 2007

Adam Yan, Chairman and CEO
e-Future Information Technology Inc.
c/o Bradley A. Haneberg, Esq.
Kaufman & Canoles
111 James Center, 1051 East Cary Street, 12th Floor
Richmond, Virginia 23219

> **Re:** **e-Future Information Technology Inc.**
> **Registration Statement on Form F-3**
> **Filed April 9, 2007**
> **File No. 333-141990**

Dear Mr. Yan:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form F-3</u>

<u>Facing Sheet</u>

1. Please designate a registered agent for service that provides an address in the United States where any such service could be performed.

Calculation of Registration Fee Table

2.   We note your reliance on paragraph (g) of Rule 457 for the calculation of your registration fee. However, paragraph (g) is applicable when the transaction being registered is the exercise of the warrants. As you are registering the resale of shares that will be held by selling security holders following the exercise of warrants in an unregistered transaction, it appears that the fee should be computed for the shares underlying the warrants in accordance with paragraph (c) of Rule 457. Moreover, since your shares are listed on the NASDAQ Capital Market and you know the maximum number of shares issuable upon conversion or exercise of the outstanding securities, it is unclear why you have not relied upon paragraph (c) of Rule 457 for the calculation of your registration fee. Please advise or revise.

3.   We also note your disclosure in footnote (1) that "[p]ursuant to Rule 416, this Registration Statement also covers any additional Ordinary Shares which become issuable by reason of any share dividend, share split, recapitalization or any other similar transaction without receipt of consideration which results in an increase in the number of Ordinary Shares outstanding" Be advised that Rule 416 is available only for additional shares issued to prevent dilution resulting from stock splits, stock dividends or similar transactions, not for increases in the number of Ordinary Shares issuable upon conversion of the securities resulting from any price protection provisions contained in the convertible notes or warrants. We reference the "full ratchet provisions you discuss in this respect. Please revise your disclosure so that your statements regarding your future reliance upon Rule 416 is limited solely to adjustments to prevent dilution from stock splits, stock dividends or similar transactions.

Prospectus Cover Page

4.   Revise the first paragraph to concisely explain to shareholders the maximum number of shares that may be resold in the event the shareholder approval that you will seek is not obtained. Based on your disclosure on page 2, we understand that the maximum number of shares that could be distributed in the absence of shareholder approval, would be 526,699. The statement that the "Selling Shareholders became entitled to receive the Shares . . ." should be modified, as it fails to convey to potential investors that these selling shareholder currently may only acquire and resell up to 526,699 shares unless shareholder approval you will seek is obtained.   Eliminate references to specific provisions of agreements with the selling shareholders, which do not require specialized definitions on your cover page.

Prospectus Summary, page 2

5.   Please consider expanding the last paragraph on page 2 to state an estimated dollar value of the maximum number of shares underlying the convertible notes that you propose to register for resale. In computing this amount, you could use the market

price per share for the Ordinary Shares on the date of sale of the convertible notes, for example.

Where You Can Find More Information, page 11

6.   Please update the location of the Commission's public reference room in the second paragraph, similar to the disclosure contained in the fifth paragraph.

7.   Revise to provide the disclosure required by Item 6(b)-(d) of Form F-3. Please also note that any reports filed on Form 6-K that you wish to incorporate by reference into the prospectus should be identified individually by the date on which the report was filed with the Commission.

Private Placement of Convertible Notes and Warrants, page 13

8.   We note that you qualify in its entirety your summary of the terms of the March 13, 2007 private placement, suggesting that not all material terms of this transaction are disclosed. Please note that you are required to provide a materially complete description of the issuance transaction by which the selling shareholders received the shares being offered for their accounts pursuant to Item 9.D of Form 20-F. Please revise to remove this qualification from your disclosure and to expand your disclosure on this transaction to disclose all material terms of the Convertible Notes and Warrants. For example, you should disclose the limitations on the conversion of the Convertible Notes, the "ratchet adjustment" referenced on page 13, and the exercise price adjustments contained in the Warrants. If there are provisions in the outstanding securities that could result in a change in the price per share upon the occurrence of certain events, please consider providing this information in tabular disclosure as appropriate.

9.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

10.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between e-Future Information Technology (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those

persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and

- the current market price per share of the class of securities subject to the transaction.

11.   Please disclose the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders.

12.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether e-Future Information Technology has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in e-Future Information Technology's common stock and, if any of the selling shareholders have an existing short position in e-Future Information Technology's stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transactions and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

13.	Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between e-Future Information Technology (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between e-Future Information Technology (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

- If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

14.	With respect to the shares to be offered for resale by Capital Ventures International, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Part II

Undertakings, page II-2

15.	We note that you provide the undertakings from both subparagraphs (5)(i) and (5)(ii) of Item 512(a) of Regulation S-K. However, you should include only the undertaking applicable to this transaction. Please revise or advise as to why you believe both Rules 430B and 430C apply to this offering.

Signatures, page II-5

16.   Please revise to identify the person(s) signing the registration statement in the capacity of your principal financial officer, principal accounting officer or controller, and your authorized representative in the United States. See Instruction 1 to Signatures of the Form F-3.

*   *   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857. If you require further assistance, you may contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (804) 771-5777
        Bradley A. Haneberg, Esq.
        of Kaufman & Canoles